Exhibit 12(b)

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						September 30,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income before income taxes	$137,021	$210,701	$189,860	$10,525	25,459	$34,268
Adjust for distributed income of equity						25,580
investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)
Equity in loss of equity method
investments	435	186	296	-	-	-
Minority interest in losses of majority
owned subsidiaries	(37)	(1,468)	(612)	(211)	(435)	(171)
Fixed charges, as below	72,243	73,261	85,034	62,658	68,134	65,919
Total earnings, as defined	$208,825	$279,564	$272,958	$70,428	72,622	$125,596

Fixed charges, as defined:
Interest charges	$62,975	$63,339	$75,305	$60,031	64,813	$61,128
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,313	8,886	8,142	857	1,915	3,151
Rental interest factor	955	1,036	1,587	1,770	1,406	1,640
Total fixed charges	$72,243	$73,261	$85,034	62,658	68,134	$65,919

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$72,243	$73,261	$85,034	$62,658	68,134	$65,919

Ratio of earnings to combined fixed
charges and preferred dividends	2.89x	3.82x	3.21x	1.12x	1.07x	1.91x